 Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Fourth Quarter and Fiscal Year Results
Positive Forward Momentum Continues

Q4 Financial and Operational Highlights(1):
•	Revenues of $10.0 million, up 161% versus last year
•	Gross margin on sales rose to 27%
•	Nutraceutical segment generated positive Adjusted EBITDA of $658,000 compared to a loss of $7.8 million a year ago
•	Q4 closing cash balance of $3.5 million
•	Realized 50% of $5.0 million cost savings plan
•	Canada now one of only two countries that can export krill oil to China opening new opportunities
•	Neptune receives first Chinese orders

Laval, Québec, CANADA – May 25, 2016 – Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ.NEPT - TSX.NTB), today announced its financial and operating results for the fourth quarter and fiscal year ended February 29, 2016.  All amounts are in Canadian dollars.

"For the past 12 months, we were pleased to deliver sequential quarter-over-quarter improvements in the Nutraceutical segment leading to a positive Adjusted EBITDA in the fourth quarter," stated Jim Hamilton, President and CEO of Neptune. The financial contribution and integration of Biodroga is well on track, supporting our strategy to move up the value chain as we create a more diversified nutrition products company with fast growing market opportunities."

"Despite certain competitive supply and consumer demand headwinds in North America and Australia with regards to the Krill business, we have significantly improved our operations and manufacturing cost base in Fiscal 2016.  We are excited about the recent approval to sell krill oil in the Chinese market, and received our first orders for that large and fast growing market."

"In Fiscal 2017, we expect significant growth in revenues and Adjusted EBITDA for the Nutraceutical segment considering the acquisition and overall operating efficiencies.  At this time, for the Nutraceutical segment, we expect revenue to be greater than the last twelve month Fiscal 2016 Revenues proforma of $41 million and a double digit Adjusted EBITDA margin assuming constant currencies," concluded Mr. Hamilton.

Productivity Initiatives Driving Margin Improvements
Project Turbo, a company-wide initiative to drive efficiencies and operating performance, was put in place during the second quarter of Fiscal 2016. To date (as of February 29, 2016), approximately 50% of total expected cost savings, or approximately $5.0 million, were realized.

1 Neptune Nutraceutical segment

Nutraceutical Business Results
•	Nutraceutical revenues were $10.0 million for the three-month period ended February 29, 2016, versus $3.8 million in the fourth quarter ended February 28, 2015.
•	Adjusted EBITDA[2] was $658,000 for the current quarter, compared to a Non-IFRS operating loss of $7.8 million in the prior year. This represents the first quarter of positive EBITDA since 2012.
•	Net income was $963,000 for the current quarter, versus a net loss of $9.1 million in the prior year.
•	Nutraceutical revenues were $23.0 million for the year ended February 29, 2016, versus $15.0 million for the year ended February 28, 2015.
•	Non-IFRS operating loss was $4.6 million for the year ended February 29, 2016, improving over $24.5 million for the corresponding prior-year period.
•	Net loss was $6.8 million for the year ended February 29, 2016, improving over a net loss of $30.6 million for the corresponding prior-year period.

The Nutraceutical segment fourth quarter EBITDA improvement was mainly driven by higher revenues and a stronger gross margin related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution.  The net income reflects stronger revenues, a significant gross margin improvement, along with the recognition of deferred tax assets.  In comparison, the prior year net loss included plant ramp-up costs.

"We ended Fiscal 2016 with a cash balance $3.5 million.  On April 20th, we announced a term loan financing of $4 million that could reach up to $10 million under certain conditions.  For the first quarter of Fiscal 2017, we expect revenues of approximately $11 million and another positive Adjusted EBITDA for our Nutraceutical segment.  We have the funds in place to support our growth strategy and we anticipate that our results will improve significantly year-over-year," indicated Mario Paradis, Vice President and Chief Financial Officer.

Update on Acasti Pharma Inc, a 48% owned subsidiary of Neptune (For more information, see separate press release issued today)

On May 12, 2016, Ms. Jan D'Alvise was appointed President and Chief Executive Officer of Acasti Pharma Inc. effective June 1, 2016. Ms. D'Alvise is an accomplished executive with experience in large, public multi-national companies, as well as in private start-ups in the life sciences industry. Her exceptional track-record includes leadership roles across the enterprise life-cycle, from start-up to commercialization and growth. Ms. D'Alvise has established strategic partnerships of substantial value and secured significant financing through institutional investors.

On December 16, 2015, Acasti announced that it had made important progress in its correspondence with the US Food and Drug Administration (FDA) regarding next steps in the development plans for CaPre®. "As planned, we initiated and recently completed subject enrollment for the bioavailability bridging study," highlighted Pierre Lemieux, PhD, Acasti's Chief Operating Officer.  "We are expecting results of the study before the end of the year which should confirm our chosen regulatory pathway."

2 See "Caution Regarding Non-IFRS Financial Measures" which follows

Consolidated Results
•	Consolidated revenues totalled $10.0 million for the three-month period ended February 29, 2016, up from $4.0 million for the quarter ended February 28, 2015.
•	Non-IFRS operating loss of $493,000 for the current quarter, versus $10.0 million in the prior year.
•	Net loss was $379,000 for the current quarter, versus a net loss of $10.7 million in the prior year.
•	Consolidated revenues totalled $22.6 million for the year ended February 29, 2016, compared to $15.1 million for the corresponding prior-year period.
•	Non-IFRS operating loss of $11.2 million for the year ended February 29, 2016, versus $32.9 million for the corresponding prior-year period.
•	Net loss was $10.8 million for the year ended February 29, 2016, versus a net loss of $29.8 million in the corresponding prior-year period.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss of $1.2 million and a net loss of $1.9 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development.  In the corresponding prior year quarter ending February 28, 2015, Acasti recorded a Non-IFRS operating loss of $2.3 million and a net loss of $2.3 million.

Cash Flows
Consolidated cash and short term investments were $13.0 million as at February 29, 2016, including $10.5 million for Acasti. The Corporation also has restricted short-term investments of $3.0 million as at February 29, 2016.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company's financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune's method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, acquisition costs and insurance recoveries, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

Conference Call Details
Neptune will be holding a conference call on May 26, 2016 at 8:30 AM (ET) to present its results for the fourth quarter and fiscal year ended February 29, 2016.
Date:	Thursday May 26, 2016

Time:	8:30 AM Eastern Time

Conference ID:	11355723

Call:	1‐877-223-4471 (within Canada & the U.S.)
1-647-788-4964 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition company that develops, manufactures, and globally commercializes marine-derived omega-3 polyunsaturated fatty acids (PUFA's) from Antarctic krill. More recently, with the acquisition of Biodroga, the company also provides innovative custom-made nutraceutical finished products from marine oils, and various other functional ingredients often in unique delivery forms. Neptune's head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. ("Acasti").  Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunebiotech.com neptunebiotech.com	pierre@maisonbrison.com

Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss (Expressed in thousands of dollars) Three-month period ended February 29, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Adjusted EBITDA (non-IFRS operating loss) calculation
Net income (loss)	963	(1,919)	577	(379)
Add (deduct):
Depreciation, amortization and impairment loss	760	950	(581)	1,129
Finance costs	474	(1)	(27)	446
Finance income	36	(175)	27	(112)
Change in fair value of derivative financial instruments	5	(114)	4	(105)
Stock-based compensation	247	108	–	355
Tax credits recoverable	(152)	–	–	(152)
Income taxes	(1,928)	–	–	(1,928)
Acquisitions costs	253	–	–	253
Adjusted EBITDA (non-IFRS operating loss)	658	(1,151)	–	(493)

Year ended February 29, 2016
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Non-IFRS operating loss calculation
Net loss	(6,765)	(6,317)	2,252	(10,830)
Add (deduct):
Depreciation, amortization and impairment loss	2,652	2,734	(2,323)	3,063
Finance costs	1,471	2	(27)	1,446
Finance income	(357)	(1,096)	27	(1,426)
Change in fair value of derivative financial instruments	72	(2,201)	71	(2,058)
Stock-based compensation	1,331	309	–	1,640
Insurance recoveries	(1,224)	–	–	(1,224)
Tax credits recoverable	(152)	–	–	(152)
Income taxes	(1,928)	–	–	(1,928)
Acquisitions costs	253	–	–	253
Non-IFRS operating loss	(4,647)	(6,569)	–	(11,216)